UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

CUBIC ENERGY, INC.
(Name of Issuer)

Common Stock, $0.05 par value per share
(Title of Class of Securities)

229675103
(CUSIP Number)

Anchorage Capital Group, L.L.C.
610 Broadway, 6th Floor
New York, NY 10012
Tel: (212) 432-4650
Attn: Anne-Marie Kim, Esq.

O-CAP Management, L.P.
600 Madison Avenue, 14th Floor
New York, NY 10022
Tel:  (212) 554-4622
Attn: Jared S. Sturdivant

Corbin Capital Partners, L.P.
590 Madison Avenue, 31st Floor
New York, NY 10022
Tel:  (212) 634-7373
Attn:  Anthony Anselmo

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 229675103	Page 1 of 23

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

Anchorage Capital Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

74,811,987
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

74,811,987
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

74,811,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)(2)

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.14%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

OO, IA

(1) See Items 3 and 4 of this Statement.
(2) See Item 5 of this Statement. Excludes shares of Common Stock (as defined below) (i) held directly or indirectly by Wallen (as defined below), and (ii) issuable upon the exercise of the Warrants (as defined below) held by the O-CAP funds (as defined below) and by Corbin (as defined below).
(3) Calculated pursuant to Rule 13d-3 under the Exchange Act on the basis of 77,433,408 shares of Common Stock outstanding on October 2, 2013, as provided to the Reporting Persons by the management of Cubic (as defined below).

CUSIP No. 229675103	Page 2 of 23

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

Anchorage Advisors Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

74,811,987
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

74,811,987
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

74,811,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)(2)

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.14%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

OO, HC

(1) See Items 3 and 4 of this Statement.
(2) See Item 5 of this Statement. Excludes shares of Common Stock (i) held directly or indirectly by Wallen, and (ii) issuable upon the exercise of the Warrants held by the O-CAP funds and by Corbin.
(3) Calculated pursuant to Rule 13d-3 under the Exchange Act on the basis of 77,433,408 shares of Common Stock outstanding on October 2, 2013, as provided to the Reporting Persons by the management of Cubic.

CUSIP No. 229675103	Page 3 of 23

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

Anthony L. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

74,811,987
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

74,811,987
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

74,811,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)(2)

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.14%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

IN, HC

(1)           See Items 3 and 4 of this Statement.
(2)           See Item 5 of this Statement.  Excludes shares of Common Stock (i) held directly or indirectly by Wallen, and (ii) issuable upon the exercise of the Warrants held by the O-CAP funds and by Corbin.
(3)           Calculated pursuant to Rule 13d-3 under the Exchange Act on the basis of 77,433,408 shares of Common Stock outstanding on October 2, 2013, as provided to the Reporting Persons by the management of Cubic.

CUSIP No. 229675103	Page 4 of 23

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

Kevin M. Ulrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

74,811,987
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

74,811,987
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

74,811,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)(2)

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.14%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

IN, HC

(1)           See Items 3 and 4 of this Statement.
(2)           See Item 5 of this Statement.  Excludes shares of Common Stock (i) held directly or indirectly by Wallen, and (ii) issuable upon the exercise of the Warrants held by the O-CAP funds and by Corbin.
(3)           Calculated pursuant to Rule 13d-3 under the Exchange Act on the basis of 77,433,408 shares of Common Stock outstanding on October 2, 2013, as provided to the Reporting Persons by the management of Cubic.

CUSIP No. 229675103	Page 5 of 23

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

O-CAP Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF,OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

23,939,836
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

23,939,836
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,939,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)(2)

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.62%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

IA

(1)           See Items 3 and 4 of this Statement.
(2)           See Item 5 of this Statement.  Excludes shares of Common Stock (i) held directly or indirectly by Wallen, and (ii) issuable upon the exercise of the Warrants held by the Anchorage funds.
(3)           Calculated pursuant to Rule 13d-3 under the Exchange Act on the basis of 77,433,408 shares of Common Stock outstanding on October 2, 2013, as provided to the Reporting Persons by the management of Cubic.

CUSIP No. 229675103	Page 6 of 23

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

O-CAP Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

4,286,727
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

4,286,727
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,286,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)(2)

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.25%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

(1)           See Items 3 and 4 of this Statement.
(2)           See Item 5 of this Statement.  Excludes shares of Common Stock (i) held directly or indirectly by Wallen, and (ii) issuable upon the exercise of the Warrants held by the Anchorage funds, by O-CAPMF (as defined below) and by Corbin.
(3)           Calculated pursuant to Rule 13d-3 under the Exchange Act on the basis of 77,433,408 shares of Common Stock outstanding on October 2, 2013, as provided to the Reporting Persons by the management of Cubic.

CUSIP No. 229675103	Page 7 of 23

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

O-CAP Offshore Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

3,194,472
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,194,472
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,194,472
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)(2)

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.96%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

(1)           See Items 3 and 4 of this Statement.
(2)           See Item 5 of this Statement.  Excludes shares of Common Stock (i) held directly or indirectly by Wallen, and (ii) issuable upon the exercise of the Warrants held by the Anchorage funds, by O-CAPLP (as defined below) and by Corbin.
(3)           Calculated pursuant to Rule 13d-3 under the Exchange Act on the basis of 77,433,408 shares of Common Stock outstanding on October 2, 2013, as provided to the Reporting Persons by the management of Cubic.

CUSIP No. 229675103	Page 8 of 23

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

O-CAP Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

3,194,472
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,194,472
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,194,472
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)(2)

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.96%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

CO

(1)           See Items 3 and 4 of this Statement.
(2)           See Item 5 of this Statement.  Excludes shares of Common Stock (i) held directly or indirectly by Wallen, and (ii) issuable upon the exercise of the Warrants held by the Anchorage funds, by O-CAPLP and by Corbin.
(3)           Calculated pursuant to Rule 13d-3 under the Exchange Act on the basis of 77,433,408 shares of Common Stock outstanding on October 2, 2013, as provided to the Reporting Persons by the management of Cubic.

CUSIP No. 229675103	Page 9 of 23

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

O-CAP Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF,OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

7,481,199
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

7,481,199
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,481,199
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)(2)

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.81%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1)           See Items 3 and 4 of this Statement.
(2)           See Item 5 of this Statement.  Excludes shares of Common Stock (i) held directly or indirectly by Wallen, and (ii) issuable upon the exercise of the Warrants held by the Anchorage funds and by Corbin.
(3)           Calculated pursuant to Rule 13d-3 under the Exchange Act on the basis of 77,433,408 shares of Common Stock outstanding on October 2, 2013, as provided to the Reporting Persons by the management of Cubic.

CUSIP No. 229675103	Page 10 of 23

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

O-CAP GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF,OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

23,939,836
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

23,939,836
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,939,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)(2)

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.62%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1)           See Items 3 and 4 of this Statement.
(2)           See Item 5 of this Statement.  Excludes shares of Common Stock (i) held directly or indirectly by Wallen, and (ii) issuable upon the exercise of the Warrants held by the Anchorage funds.
(3)           Calculated pursuant to Rule 13d-3 under the Exchange Act on the basis of 77,433,408 shares of Common Stock outstanding on October 2, 2013, as provided to the Reporting Persons by the management of Cubic.

CUSIP No. 229675103	Page 11 of 23

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

Michael E. Olshan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF, OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

23,939,836
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

23,939,836
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,939,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)(2)

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.62%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1)           See Items 3 and 4 of this Statement.
(2)           See Item 5 of this Statement.  Excludes shares of Common Stock (i) held directly or indirectly by Wallen, and (ii) issuable upon the exercise of the Warrants held by the Anchorage funds.
(3)           Calculated pursuant to Rule 13d-3 under the Exchange Act on the basis of 77,433,408 shares of Common Stock outstanding on October 2, 2013, as provided to the Reporting Persons by the management of Cubic.

CUSIP No. 229675103	Page 12 of 23

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

Jared S. Sturdivant
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF, OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

23,939,836
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

23,939,836
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,939,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)(2)

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.62%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1)           See Items 3 and 4 of this Statement.
(2)           See Item 5 of this Statement.  Excludes shares of Common Stock (i) held directly or indirectly by Wallen, and (ii) issuable upon the exercise of the Warrants held by the Anchorage funds.
 (3)           Calculated pursuant to Rule 13d-3 under the Exchange Act on the basis of 77,433,408 shares of Common Stock outstanding on October 2, 2013, as provided to the Reporting Persons by the management of Cubic.

CUSIP No. 229675103	Page 13 of 23

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

Corbin Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

16,458,637
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

16,458,637
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,458,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)(2)

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.53%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

IA

(1)           See Items 3 and 4 of this Statement.
(2)           See Item 5 of this Statement.  Excludes shares of Common Stock (i) held directly or indirectly by Wallen, and (ii) issuable upon the exercise of the Warrants held by the Anchorage funds and by the O-CAP funds.
(3)           Calculated pursuant to Rule 13d-3 under the Exchange Act on the basis of 77,433,408 shares of Common Stock outstanding on October 2, 2013, as provided to the Reporting Persons by the management of Cubic.

This statement on Schedule 13D (this “Statement”) is filed by the Reporting Persons (as defined below).  The Reporting Persons expressly affirm that each of them and Calvin A. Wallen, III (“Wallen”) constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 13d-5(b) thereunder, but each Reporting Person otherwise disclaims any beneficial interest in any shares held by Wallen and, except as otherwise indicated in this Statement, by any other Reporting Person.

Item 1.	Security and Issuer.

This Statement relates to the shares of common stock, par value $0.05 per share (the “Common Stock”), of Cubic Energy, Inc., a Texas corporation (“Cubic”).  Cubic’s principal executive office is located at 9870 Plano Road, Dallas, Texas 75238.

Item 2.	Identity and Background.

(a)

This Statement is being filed jointly on behalf of the Anchorage Reporting Persons (as defined below), the O-CAP Reporting Persons (as defined below) and Corbin Capital (as defined below).

The “Anchorage Reporting Persons” comprise, collectively, (i) Anchorage Capital Group, L.L.C., a Delaware limited liability company (“Capital Group”), (ii) Anchorage Advisors Management, L.L.C., a Delaware limited liability company (“Management”), and (iii) Messrs. Anthony L. Davis and Kevin M. Ulrich.  The Common Stock reported in this Statement as beneficially owned by the Anchorage Reporting Persons are held directly by Anchorage Illiquid Opportunities Offshore Master III, L.P., a Cayman Islands exempted limited partnership (“Anchorage IOOM III”), Anchorage Illiquid Opportunities III (B), L.P., a Delaware limited partnership (“Anchorage IO III(B)”), and AIO III AIV, L.P., a Delaware limited partnership (“AIO III” and, together with Anchorage IOOM III and Anchorage IO III(B), the “Anchorage funds”).

Management is the sole managing member of Capital Group.  Capital Group provides investment management services to each of the Anchorage funds.  Mr. Davis is the President of Capital Group and a managing member of Management, and Mr. Ulrich is the Chief Executive Officer of Capital Group and the other managing member of Management.  All investment and voting decisions with respect to the Common Stock beneficially owned by the Anchorage Reporting Persons have been, and will continue to be, made by Capital Group. Each of the Anchorage Reporting Persons disclaims beneficial ownership of such Common Stock except to the extent of its or his pecuniary interest therein.

The “O-CAP Reporting Persons” comprise, collectively, (i) O-CAP Partners, L.P., a Delaware limited partnership (“O-CAPLP”), (ii) O-CAP Offshore Master Fund, L.P., a Cayman Islands exempted limited partnership (“O-CAPMF” and, together with O-CAPLP, the “O-CAP funds”), (iii) O-CAP Offshore Fund, Ltd., a Cayman Islands exempted company (“O-CAPOFF”), (iv) O-CAP Management, L.P., a Delaware limited partnership (“O-CAPMGT”), (v) O-CAP Advisors, LLC, a Delaware limited liability company (“O-CAPADV”), (vi) O-CAP GP, LLC, a Delaware limited liability company (“O-CAPGP”), and (vii) Messrs. Michael E. Olshan and Jared S. Sturdivant.

O-CAPOFF pools investment funds of certain qualified investors and invests all of its assets in O-CAPMF.  O-CAPMGT is the investment advisor of each of O-CAPLP, O-CAPMF and O-CAPOFF, and the investment sub-advisor of a managed account (the “O-CAP Managed Account”) for Corbin Opportunity Fund, L.P. (“Corbin”).  O-CAPADV is the general partner of each of O-CAPLP and O-CAPMF.  O-CAPGP is the general partner of O-CAPMGT.  Mr. Olshan is a Portfolio Manager and Managing Partner of O-CAPMGT and a Managing Member of O-CAPGP and O-CAPADV, and Mr. Sturdivant is a Portfolio Manager and Managing Partner of O-CAPMGT and a Managing Member of O-CAPGP and O-CAPADV.  The Common Stock reported in this Statement as beneficially owned by the respective O-CAP funds is held directly by O-CAPLP and O-CAPMF, respectively.  The Common Stock reported in this Statement as beneficially owned by O-CAPOFF is held directly by O-CAPMF.  The Common Stock reported in this Statement as beneficially owned by O-CAPADV is held directly by the O-CAP funds.  The Common Stock reported in this Statement as beneficially owned by O-CAPMGT, O-CAPGP and Messrs. Olshan and Sturdivant represents the Common Stock held directly by O-CAPLP and O-CAPMF, and held in the O-CAP Managed Account, respectively.

Corbin Capital Partners, L.P., a Delaware limited partnership (“Corbin Capital”), is the investment manager of Corbin.  Corbin Capital has authority to terminate O-CAPMGT’s investment sub-advisory agreement with Corbin and Corbin Capital at any time and exercises supervisory authority over investments made by O-CAPMGT for the account of Corbin.  The Common Stock reported in this Statement as beneficially owned by Corbin Capital represents the Common Stock that would be issuable upon the exercise of the Warrants held of record by Corbin in the O-CAP Managed Account.

The Anchorage Reporting Persons, the O-CAP Reporting Persons and Corbin Capital, collectively, are referred to herein as the “Reporting Persons”, and the Anchorage funds, the O-CAP funds and Corbin, collectively, are referred to herein as the “Investors”.

The Reporting Persons have entered into a Joint Filing Agreement, dated October 15, 2013 (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this Statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k) under the Exchange Act.

(b), (c) and (f)

See Schedule A with respect to the Anchorage Reporting Persons, Schedule B with respect to the O-CAP Reporting Persons and Schedule C with respect to Corbin Capital, each of which is incorporated herein by reference in its entirety.

(d) and (e)

Each Reporting Person affirms that, during the last five years, neither it nor, to the best of its knowledge, any other person identified on the respective Schedule attached hereto with respect to such Reporting Person, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses set forth in Item 4 are incorporated herein by reference in their entirety.

In connection with and as part of the transactions described below in Item 4, on October 2, 2013, Cubic issued to each of the Investors certain warrants exercisable on or after April 2, 2014 for (a) shares of Common Stock at an exercise price of $0.01 per share (the “Class A Warrants”), and (b) shares of Common Stock, at an exercise price of $0.50 per share (the “Class B Warrants” and, together with the Class A Warrants, the “Warrants”), in each case as may be adjusted from time to time.

Each of the Anchorage funds currently expects to use contributed capital, each of the O-CAP funds currently expects to use internally generated funds, and Corbin currently expects to use internally generated funds, in each case, to fund such Investor’s future exercise of the Warrants.  No borrowed funds are currently expected to be involved.

Item 4.	Purpose of Transaction.

Each of the Anchorage funds, and each of the O-CAP funds and Corbin, acquired the Warrants (the “Investment”) for investment purposes at the direction of Capital Group and O-CAPMGT, respectively.  The following is a description of the material terms of the Investment and related transactions.

The Notes Offering

On October 2, 2013, Cubic issued an aggregate of $66.0 million of senior secured notes due October 2, 2016 (the “Notes”) pursuant to a Note Purchase Agreement, dated October 2, 2013 (the “Note Purchase Agreement”), by and among Cubic, the guarantors listed on Schedule I thereto (and such other guarantors from time to time party thereto), AIO III CE, L.P., a Cayman Islands exempted limited partnership and an affiliate of the Anchorage Reporting Persons (“AIO III CE”), the O-CAP funds and Corbin, as note purchasers, Wilmington Trust National Association, as noteholder agent and collateral agent (such transaction, the “Notes Offering”), a copy of which is attached hereto as Exhibit 2.

The Notes bear interest at a rate of 15.5% per annum, in cash, payable quarterly; provided, however, that interest for the first six months following the closing shall be paid 7.0% per annum in cash and 8.5% per annum in additional Notes.  The indebtedness under the Note Purchase Agreement is secured by substantially all of the assets of Cubic, including a first priority lien over all of the assets of Cubic, Cubic Asset, LLC, a Delaware limited liability company and an indirect, wholly-owned subsidiary of Cubic, and Cubic Asset Holding, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Cubic, and a second priority lien over all of the assets of Cubic Louisiana, LLC, a Delaware limited liability company and an indirect, wholly-owned subsidiary of Cubic, and Cubic Louisiana Holding, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Cubic.

AIO III CE purchased the Notes issued to it for $50,000,000 in cash using contributed capital, the O-CAP funds purchased the Notes issued to them for an aggregate of $5,000,000 in cash using internally generated funds, and Corbin purchased the Notes issued to it for $11,000,000 in cash using internally generated funds.  No borrowed funds were involved.

The Warrant and Preferred Stock Offering

In connection with the Notes Offering, Cubic entered into a Warrant and Preferred Stock Agreement, dated as of October 2, 2013 (the “Warrant and Preferred Stock Agreement”), with the Investors, a copy of which is attached hereto as Exhibit 5.  Pursuant to the Warrant and Preferred Stock Agreement, Cubic issued to the Investors an aggregate of 98,751,823 Warrants and an aggregate of 98,751.823 shares of Series C Voting Preferred Stock, par value $0.01 per share with a stated value of $0.01 per share, of Cubic (the “Series C Voting Preferred Stock”).  Each holder of shares of Series C Voting Preferred Stock is entitled to exercise immediate voting rights equal to the voting power of the shares of Common Stock that would be issuable upon the exercise of all Warrants held by such holder.

Pursuant to the Warrant and Preferred Stock Agreement, (i) the Anchorage funds received, in the aggregate, Warrants exercisable for 74,811,987 shares of Common Stock and 74,811.987 shares of Series C Voting Preferred Stock, (ii) the O-CAP funds received, in the aggregate, Warrants exercisable for 7,481,199 shares of Common Stock and 7,481.199 shares of Series C Voting Preferred Stock and (iii) Corbin received Warrants exercisable for 16,458,637 shares of Common Stock and 16,458.637 shares of Series C Voting Preferred Stock (such transactions, the “Warrant and Preferred Stock Offering”).

The Voting Agreement

In connection with the Notes Offering and the Warrant and Preferred Stock Offering, the Investors and Wallen entered into a Voting Agreement, dated as of October 2, 2013 (the “Voting Agreement”), a copy of which is attached hereto as Exhibit 9, pursuant to which Wallen and the Investors have agreed to vote together with respect to certain matters submitted for a vote to the shareholders of Cubic, as described further under “The Voting Agreement” in Item 6 below, which is incorporated herein by reference in its entirety.

The Investment Agreement

In connection with the Notes Offering and the Warrant and Preferred Stock Offering, Cubic also entered into an Investment Agreement, dated as of October 2, 2013 (the “Investment Agreement”), with the Investors, a copy of which is attached hereto as Exhibit 10, pursuant to which the Anchorage funds have the right to designate two members, and the O-CAP funds and Corbin, collectively, have the right to designate one member (subject to adjustment for changes in board size) for election or appointment to Cubic’s board of directors (the “Investor Designated Directors”) and the Investors have certain information rights, veto rights, pre-emptive rights and sale rights, among others, in each case subject to the termination provisions set forth in the Investment Agreement.

Registration Rights Agreement

In connection with the Notes Offering and the Warrant and Preferred Stock Offering, Cubic entered into a Registration Rights Agreement, dated as of October 2, 2013, with the Investors, a copy of which is attached hereto as Exhibit 11, providing for, among other things, the registration of shares of Common Stock issuable upon exercise of the Warrants with the U.S. Securities and Exchange Commission (the “SEC”).

Subject to applicable law, any Reporting Person may from time to time increase or decrease its holdings in Cubic in open market or private transactions involving the Common Stock, other capital stock of Cubic or securities exercisable for or convertible into capital stock of Cubic. The timing and amount of any such transactions may depend upon the price and availability of Common Stock and other shares of Cubic’s capital stock, subsequent developments affecting Cubic, Cubic’s business and prospects, competitive and strategic matters, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, applicable legal restrictions, liquidity requirements, tax considerations and other matters such Reporting Person considers relevant.  Subject to applicable law, any Reporting Person may discuss the foregoing or other matters with management or directors of Cubic (including the Investor Designated Directors), other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors (including the other Reporting Persons).  Except as set forth above, each Reporting Person affirms that neither it nor, to the best of its knowledge, any other person identified on the respective Schedule attached hereto with respect to such Reporting Person, has any present plan or proposal which relates to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  Each Reporting Person and each other person identified on the Schedules attached hereto may, at any time and from time to time, review or reconsider its respective position and/or change its purposes and/or formulate plans or proposals with respect thereto.

The foregoing descriptions of the Note Purchase Agreement, the Warrant and Preferred Stock Agreement, the Voting Agreement, the Investment Agreement and the Registration Rights Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements.

Item 5.	Interest in Securities of the Issuer.

(a)

The Anchorage Reporting Persons may be deemed to beneficially own 74,811,987 shares of Common Stock, which constitute approximately 49.14% of the Common Stock (as calculated pursuant to Rule 13d-3 under the Exchange Act), representing (a) an aggregate of 12,341,658 shares of Common Stock that would be issuable upon the exercise of Warrants held of record by Anchorage IOOM III; (b) an aggregate of 14,124,129 shares of Common Stock that would be issuable upon the exercise of Warrants held of record by Anchorage IO III(B); and (c) an aggregate of 48,346,200 shares of Common Stock that would be issuable upon the exercise of Warrants held of record by AIO III.

O-CAPLP beneficially owns 4,286,727 shares of Common Stock that would be issuable upon the exercise of Warrants held of record by it, which constitute approximately 5.25% of the Common Stock (as calculated pursuant to Rule 13d-3 under the Exchange Act).  O-CAPMF beneficially owns 3,194,472 shares of Common Stock that would be issuable upon the exercise of Warrants held of record by it, which constitute approximately 3.96% of the Common Stock (as calculated pursuant to Rule 13d-3 under the Exchange Act).  O-CAPOFF invests all of its assets in O-CAPMF and may be deemed to beneficially own 100% of the shares of Common Stock directly held by O-CAPMF.  O-CAPADV, as the general partner of each of O-CAPLP and O-CAPMF, may be deemed to be the beneficial owner of 7,481,199 shares of Common Stock, which in the aggregate constitute approximately 8.81% of the Common Stock (as calculated pursuant to Rule 13d-3 under the Exchange Act), representing the aggregate shares of Common Stock issuable upon the exercise of Warrants directly held by O-CAPLP and O-CAPMF.  Each of (i) O-CAPMGT, as the investment advisor of each of O-CAPLP and O-CAPMF and as the investment sub-advisor of the O-CAP Managed Account, (ii) O-CAPGP, as the general partner of O-CAPMGT and (iii) Messrs. Michael E. Olshan and Jared S. Sturdivant, as portfolio managers and managing partners of O-CAPMGT and the managing members of O-CAPGP and O-CAPADV, may be deemed to be the beneficial owner of an aggregate of 23,939,836 shares of Common Stock, which constitute approximately 23.62% of the Common Stock (as calculated pursuant to Rule 13d-3 under the Exchange Act), representing shares of Common Stock issuable upon the exercise of Warrants directly held by O-CAPLP and O-CAPMF and held in the O-CAP Managed Account.

Corbin Capital, as the investment manager of Corbin, may be deemed to beneficially own 16,458,637 shares of Common Stock, which constitute approximately 17.53% of the Common Stock (as calculated pursuant to Rule 13d-3 under the Exchange Act), representing shares of Common Stock that would be issuable upon the exercise of Warrants held of record by Corbin, as Corbin Capital has the authority to terminate O-CAPMGT’s investment sub-advisory agreement at any time and exercises supervisory authority over investments made by O-CAPMGT for the account of Corbin.   To the best of Corbin Capital’s knowledge, no other person identified on Schedule C has any beneficial ownership of the shares of Common Stock held in the O-CAP Managed Account.

The Reporting Persons expressly affirm that each of them and Wallen constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder, but each Reporting Person otherwise disclaims any beneficial interest in any shares held by Wallen and, except as otherwise indicated in this Statement, by any other Reporting Person.

Wallen beneficially owns 50,131,548 shares, which constitute approximately 45.84% of the Common Stock (as calculated pursuant to Rule 13d-3 under the Exchange Act), including: (a) 16,333,548 shares directly held by Wallen; (b) 500,000 shares held by Wallen’s spouse, (c) 674,000 shares held by certain children of Wallen; (d) 700,000 shares held by Tauren Exploration Inc. (“Tauren”), which is wholly-owned by Wallen; (e) 3,600,000 shares issuable upon conversion of 1,800 shares of Series B Convertible Preferred Stock, par value $0.01 per share with a stated value of $1,000 per share, of Cubic (the “Series B Convertible Preferred Stock”) held by Tauren; (f) 24,094,000 shares issuable upon conversion of 12,047 shares of Series B Convertible Preferred Stock held by Langtry Mineral & Development, LLC, which is wholly-owned by Wallen; and (g) 4,230,000 shares issuable upon conversion of 2,115 shares of Series B Convertible Preferred Stock held by Wallen. Holders of shares of the Series B Convertible Preferred Stock are entitled to vote, together with holders of Common Stock, as a single class with respect to all matters presented to holders of Common Stock, with the voting power of such shares of Series B Convertible Preferred Stock determined on an as-converted basis.

Each of the foregoing percentages of outstanding Common Stock, as calculated pursuant to Rule 13d-3 under the Exchange Act, is based on 77,433,408 shares of Common Stock outstanding on October 2, 2013, as provided to the Reporting Persons by Cubic’s management.  Each Reporting Person disclaims beneficial ownership of Common Stock described in this Item 5(a), except to the extent of its or his pecuniary interest therein.

(b)

Each of the Anchorage Reporting Persons shares the power to vote or direct the vote, and the power to dispose or direct the disposition of, all shares of Common Stock that are directly held by the Anchorage funds and described in Item 5(a) above.  Management is the sole managing member of Capital Group.  Capital Group provides investment management services to each of the Anchorage funds.  Because of their respective relationships with the Anchorage funds and each other, each of the Anchorage Reporting Persons may be deemed to share voting and disposition power with respect to 74,811,987 shares of Common Stock.

By virtue of its relationship with O-CAPMF, O-CAPOFF may be deemed to have shared power to vote and dispose of the shares of Common Stock directly held by O-CAPMF and described in Item 5(a) above.  By virtue of its position with each of O-CAPLP, O-CAPMF and the O-CAP Managed Account, O-CAPMGT may be deemed to have shared power to vote and dispose of the shares of Common Stock directly held by O-CAPLP and O-CAPMF, and held in the O-CAP Managed Account, and described in Item 5(a) above, respectively.  By virtue of its position as general partner of O-CAPLP and O-CAPMF, O-CAPADV may be deemed to have shared power to vote and dispose of the shares of Common Stock directly held by O-CAPLP and O-CAPMF and described in Item 5(a) above, respectively.  By virtue of their respective positions with O-CAPLP, O-CAPMF and O-CAPMGT, each of O-CAPGP and Messrs. Olshan and Sturdivant may be deemed to have shared power to vote and dispose of the shares of Common Stock directly held by O-CAPLP and O-CAPMF, and held in the O-CAP Managed Account, and described in Item 5(a) above, respectively.

By virtue of its position with Corbin, Corbin Capital may be deemed to have shared dispositive and shared voting power with respect to the shares of Common Stock that would be issuable upon the exercise of the Warrants held of record by Corbin and described in Item 5(a) above.

With respect to all of the shares beneficially owned by Wallen and described in Item 5(a) above, Wallen has shared power to direct the vote and sole power to dispose or direct the disposition of such shares, subject to the restrictions set forth in the Voting Agreement as described under Item 6 below.  The responses set forth under “The Voting Agreement” in Item 6 below are incorporated herein by reference in their entirety.

(c)

Each Reporting Person affirms that, except as set forth in this Item 5, neither it nor, to the best of its knowledge, any other person identified on the respective Schedule attached hereto with respect to such Reporting Person, has engaged in any transaction during the past 60 days involving the securities of Cubic.

(d)

Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by them.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Items 4 and 5 are incorporated by reference in their entirety.  Except as otherwise described in this Statement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons (or, to the best of such Reporting Person’s knowledge, any other persons identified on the respective Schedules attached hereto with respect to the Reporting Persons), or between any Reporting Person (or, to the best of such Reporting Person’s knowledge, any other person identified on the respective Schedule attached hereto with respect to such Reporting Person) and any other person with respect to any securities of Cubic.

The Voting Agreement

As described in Item 4 above, on October 2, 2013, the Investors entered into the Voting Agreement with Wallen, pursuant to which Wallen and the Investors have agreed to vote together with respect to certain matters submitted for a vote to Cubic’s shareholders, including to cause the election (or removal, upon the Investors’ request) of any Investor Designated Directors.

In addition, Wallen and the Investors have agreed, among other things, to vote together to increase the number of authorized shares of Common Stock from time to time to ensure that there are sufficient shares of Common Stock available to satisfy the exercise of outstanding Warrants; to ensure that provisions of Cubic’s Certificate of Formation or By-laws (and similar organizational documents of any subsidiary of Cubic) are adhered to and such provisions do not, at any time, facilitate transactions that are in conflict with the terms of the Investment Agreement or any other “Transaction Document” (as defined in the Voting Agreement); in favor of any “Sale of the Company” (as defined in the Investment Agreement) or the “Redemption” (as defined in the Investment Agreement), to the extent requested by the Investors; and against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Cubic in the Investment Agreement or any other Transaction Document.

Wallen may not transfer any of his shares that constitute “Voting Securities” of Cubic (within the meaning of the Voting Agreement), which include all shares of Common Stock beneficially owned by Wallen and described in Item 5(a) above, unless:  (i) Wallen provides prior written notice of the name and address of such transferee and the number of shares proposed to be transferred to the Investors and (ii) such transferee agrees, as a condition to the effectiveness of such transfer, to become a party to the Voting Agreement, except that Wallen is permitted to transfer certain shares of his Voting Securities without compliance with the foregoing clause (ii): (A) to a person that is already a party to the Voting Agreement (provided that such shares so transferred will be subject to the Voting Agreement); (B) to a person if, following the transfer to such person, Wallen continues to beneficially own, at all times during the term of the Voting Agreement, all shares of Voting Securities so transferred; and (C) to any other person or persons in an aggregate amount not to exceed the “Annual Limit” (as defined in the Voting Agreement) in any calendar year; provided that, at all times, the aggregate shares of Voting Securities beneficially owned by Wallen and subject to the Voting Agreement, when taken together with the aggregate shares of Voting Securities beneficially owned by the Investors at such time, must represent at least 65% of the total shares of Voting Securities on a fully diluted basis.

Pursuant to the Voting Agreement, Wallen has designated and appointed each of Capital Group and O-CAPMGT, or any of their designees, as his proxy, with full power to vote (or cause to be voted) all shares beneficially owned by him in conformity with the Voting Agreement with respect to the matters discussed above, as set forth in more detail in the Voting Agreement.

Pursuant to the terms of the Voting Agreement, each Investor may assign any or all of its rights under the Voting Agreement to one or more of its “Affiliates” (as defined in the Voting Agreement) which purchase or hold any Warrants or shares of Common Stock.  All Warrants or shares of Common Stock held by any Affiliate of an Investor will be deemed to be held by such Investor, and will be aggregated and considered to be owned by such Investor, for all purposes under the Voting Agreement, and any Affiliate of an Investor that holds or acquires any Warrants or shares of Common Stock will be subject to the obligations of such Investor under the Voting Agreement.

The Voting Agreement will generally terminate (a) upon a written agreement to that effect signed by all parties thereto or (b) if at any time the Investors’ “Aggregate Ownership Percentage” (as defined in the Investment Agreement), calculated as the aggregate percentage of the then outstanding shares of Common Stock owned by the Investors on a fully diluted basis (as described further in the Investment Agreement and the Warrant and Preferred Stock Agreement), is less than 25%.

The Joint Filing Agreement

On October 15, 2013, the Reporting Persons entered into the Joint Filing Agreement, pursuant to which the Reporting Persons have agreed to file this Statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k) under the Exchange Act.

Investment Advisory Fees

O-CAPMGT, as the investment advisor of O-CAPLP and O-CAPMF, receives a management fee for managing the assets of O-CAPLP and O-CAPMF.  O-CAPGP is entitled to receive a performance allocation from O-CAPLP and O-CAPMF.

Pursuant to an investment sub-advisory agreement with Corbin and Corbin Capital, O-CAPMGT serves as an investment sub-advisor with respect to certain assets of Corbin and in certain circumstances is entitled to receive incentive compensation for managing such assets.

Corbin Capital, as the investment manager of Corbin, and its affiliates, receive from Corbin a management fee and in certain circumstances incentive compensation for managing its assets.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement, dated October 15, 2013, among the Reporting Persons.

Exhibit 2 – Note Purchase Agreement, dated October 2, 2013, among Cubic, the guarantors listed on Schedule I thereto (and such other guarantors from time to time party thereto), AIO III CE, the O-CAP funds and Corbin, as note purchasers, Wilmington Trust National Association, as noteholder agent and collateral agent (incorporated by reference to Exhibit 10.1 to Cubic’s Current Report on Form 8-K (File No. 001-34144) filed with the SEC on October 3, 2013 (the “Form 8-K”)).

Exhibit 3 – Form of Series A Note (incorporated by reference to Exhibit 10.2 to the Form 8-K).

Exhibit 4 – Form of Series B Note (incorporated by reference to Exhibit 10.3 to the Form 8-K).

Exhibit 5 – Warrant and Preferred Stock Agreement, dated October 2, 2013, among Cubic, the Anchorage funds, the O-CAP funds and Corbin (incorporated by reference to Exhibit 10.7 to the Form 8-K).

Exhibit 6 – Form of Class A Warrant (incorporated by reference to Exhibit 10.8 to the Form 8-K).

Exhibit 7 – Form of Class B Warrant (incorporated by reference to Exhibit 10.9 to the Form 8-K).

Exhibit 8 – Certificate of Designations Establishing a Series of Preferred Stock (Series C Voting Preferred Stock) of Cubic Energy, Inc. filed with the Secretary of State of Texas on October 2, 2013 (incorporated by reference to Exhibit 3.2 to the Form 8-K).

Exhibit 9 – Voting Agreement, dated October 2, 2013, among the Anchorage funds, the O-CAP funds, Corbin and Wallen (incorporated by reference to Exhibit 2 to the Schedule 13D/A (File No. 005-52119) filed by Wallen with the SEC on October 9, 2013).

Exhibit 10 – Investment Agreement, dated October 2, 2013, among Cubic, the Anchorage funds, the O-CAP funds and Corbin (incorporated by reference to Exhibit 10.6 to the Form 8-K).

Exhibit 11 – Registration Rights Agreement, dated October 2, 2013, among Cubic, the Anchorage funds, the O-CAP funds and Corbin (incorporated by reference to Exhibit 10.5 to the Form 8-K).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 15, 2013

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
	Name:	Kevin M. Ulrich
	Title:	Authorized Signatory

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	/s/ Kevin M. Ulrich
	Name:	Kevin M. Ulrich
	Title:	Authorized Signatory

ANTHONY L. DAVIS

By:	/s/ Anthony L. Davis

KEVIN M. ULRICH

By:	/s/ Kevin M. Ulrich

O-CAP PARTNERS, L.P.

By:	O-CAP Advisors, LLC
General Partner

	By:	/s/ Michael E. Olshan
		Name:	Michael E. Olshan
		Title:	Managing Member

O-CAP OFFSHORE FUND, LTD.

By:	O-CAP Management, L.P.
Investment Manager

	By:	/s/ Michael E. Olshan
		Name:	Michael E. Olshan
		Title:	Managing Partner

O-CAP OFFSHORE MASTER FUND, L.P.

By:	O-CAP Advisors, LLC
General Partner

	By:	/s/ Michael E. Olshan
		Name:	Michael E. Olshan
		Title:	Managing Member

O-CAP MANAGEMENT, L.P.

By:	O-CAP GP, LLC
General Partner

	By:	/s/ Michael E. Olshan
		Name:	Michael E. Olshan
		Title:	Managing Partner

O-CAP ADVISORS, LLC

By:	/s/ Michael E. Olshan
	Name:	Michael E. Olshan
	Title:	Managing Memeber

O-CAP GP, LLC

By:	/s/ Michael E. Olshan
	Name:	Michael E. Olshan
	Title:	Managing Member

MICHAEL E. OLSHAN

By:	/s/ Michael E. Olshan

JARED S. STURDIVANT

By:	/s/ Jared S. Sturdivant

CORBIN CAPITAL PARTNERS, L.P.

By:	/s/ Daniel E. Friedman
	Name:	Daniel E. Friedman
	Title:	General Counsel

SCHEDULE A

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
610 Broadway
6th Floor
New York, NY 10012

Anchorage Advisors Management, L.L.C., a Delaware limited liability company, is the managing member of Anchorage Capital Group, L.L.C., which is the investment advisor to the Anchorage funds.

Anthony L. Davis and Kevin M. Ulrich are the managing members of Anchorage Advisors Management, L.L.C.  See below for a description of Messrs. Davis and Ulrich.

ANCHORAGE CAPITAL GROUP, L.L.C.
610 Broadway
6th Floor
New York, NY 10012

Anchorage Capital Group, L.L.C., a Delaware limited liability company, is the investment advisor to the Anchorage funds.

Anchorage Advisors Management, L.L.C., a Delaware limited liability company, is the managing member of Anchorage Capital Group, L.L.C.  See above for a description of Anchorage Advisors Management, L.L.C.

ANTHONY L. DAVIS
c/o Anchorage Capital
610 Broadway
6th Floor
New York, NY 10012

Mr. Anthony L. Davis is a director, executive officer or managing member of one or more of Anchorage Capital Group, L.L.C. and its affiliates.  Mr. Davis is a citizen of the United States of America.

Mr. Davis is a managing member of Anchorage Advisors Management, L.L.C., which is the managing member of Anchorage Capital Group, L.L.C., which is the investment advisor to the Anchorage funds.

A-1

KEVIN M. ULRICH
c/o Anchorage Capital
610 Broadway
6th Floor
New York, NY 10012

Mr. Kevin M. Ulrich is an executive officer or managing member of one or more of Anchorage Capital Group, L.L.C. and its affiliates.  Mr. Ulrich is a Canadian citizen.

Mr. Ulrich is a managing member of Anchorage Advisors Management, L.L.C., which is the managing member of Anchorage Capital Group, L.L.C., which is the investment advisor to the Anchorage funds.

A-2

SCHEDULE B

O-CAP PARTNERS, L.P.
600 Madison Avenue
14th Floor
New York, NY 10022

O-CAP Partners, L.P., a Delaware limited partnership, is a private investment fund whose principal business is investing in securities.

O-CAP OFFSHORE MASTER FUND, L.P.
600 Madison Avenue
14th Floor
New York, NY 10022

O-CAP Offshore Master Fund, L.P., a Cayman Islands exempted limited partnership, is a private investment fund whose principal business is investing in securities.

O-CAP OFFSHORE FUND, LTD.
600 Madison Avenue
14th Floor
New York, NY 10022

O-CAP Offshore Fund, Ltd., a Cayman Islands exempted company, was formed to pool investment funds of certain qualified investors and invests all of its assets in O-CAP Offshore Master Fund, L.P.

O-CAP MANAGEMENT, L.P.
600 Madison Avenue
14th Floor
New York, NY 10022

O-CAP Management, L.P., a Delaware limited partnership, is the investment manager of each of O-CAP Partners, L.P., O-CAP Offshore Fund, Ltd. and O-CAP Offshore Master Fund, L.P.

Michael E. Olshan and Jared S. Sturdivant are the portfolio managers and managing partners of O-CAP Management, L.P. See below for a description of Messrs. Olshan and Sturdivant.

B-1

O-CAP Advisors, LLC
600 Madison Avenue
14th Floor
New York, NY 10022

O-CAP Advisors, LLC, a Delaware limited liability company, was formed for the principal purpose of acting as the general partner of each of O-CAP Partners, L.P. and O-CAP Offshore Master Fund, L.P.
Michael E. Olshan and Jared S. Sturdivant are the managing members of O-CAP Advisors, LLC. See below for a description of Messrs. Olshan and Sturdivant.

O-CAP GP, LLC
600 Madison Avenue
14th Floor
New York, NY 10022

O-CAP GP, LLC, a Delaware limited liability company, was formed for the principal purpose of acting as the general partner of O-CAP Management, L.P.
Michael E. Olshan and Jared S. Sturdivant are the managing members of O-CAP GP, LLC. See below for a description of Messrs. Olshan and Sturdivant.

MICHAEL E. OLSHAN
c/o O-CAP Management, L.P.
600 Madison Avenue
14th Floor
New York, NY 10022

Mr. Michael E. Olshan is the portfolio manager and the managing partner of O-CAP Management, L.P., and the managing member of O-CAP GP, LLC and O-CAP Advisors, LLC. Mr. Olshan is a citizen of the United States of America.

JARED S. STURDIVANT
c/o O-CAP Management, L.P.
600 Madison Avenue
14th Floor
New York, NY 10022

Jared S. Sturdivant is the portfolio manager and the managing partner of O-CAP Management, L.P., and the managing member of O-CAP GP, LLC and O-CAP Advisors, LLC. Mr. Sturdivant is a citizen of the United States of America.

B-2

SCHEDULE C

CORBIN CAPITAL PARTNERS, L.P.
590 Madison Avenue
31st Floor
New York, NY 10022

Corbin Capital Partners, L.P., a Delaware limited partnership, acts principally as the investment manager to Corbin Opportunity Fund, L.P. and other Corbin funds.

CORBIN CAPITAL PARTNERS GROUP, LLC
590 Madison Avenue
31st Floor
New York, NY 10022

Corbin Capital Partners Group, LLC, a Delaware limited liability company, is the general partner to Corbin Capital Partners, L.P.

DUBIN & SWIECA CAPITAL MANAGEMENT, INC.
c/o Corbin Capital Partners, L.P.
590 Madison Avenue
31st Floor
New York, NY 10022

Dubin & Swieca Capital Management, Inc., a Delaware corporation, is the sole owner of Corbin Capital Partners Group, LLC.

GLENN DUBIN
c/o Corbin Capital Partners, L.P.
590 Madison Avenue
31st Floor
New York, NY 10022

Mr. Glenn Dubin is co-chairman of Dubin & Swieca Capital Management, Inc.  Mr. Dubin is a citizen of the United States of America.

HENRY SWIECA
c/o Corbin Capital Partners, L.P.
590 Madison Avenue
31st Floor
New York, NY 10022

Mr. Henry Swieca is co-chairman of Dubin & Swieca Capital Management, Inc.  Mr. Swieca is a citizen of the United States of America.

C-1